[Logo] Industry Canada Industrie Canada

Certificate Certificate of Amalgamation de fusion

Canada Business Loi canadienne sur Corporations Act les sociétés par actions

RUSSEL METALS INC.

398985-2

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named
corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.

Je certifie que les société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les denominations apparaissent dans les statuts de fusion ci-joints.

/s/ Director	January 1, 2002 / le 1 janvier 2002
Director - Directeur	Date of Amalgamation - Date de fusion

Canada

Industry Canada	Industrie Canada	FORM 9	FORMULAIRE 9
Canada Business	Loi canadienne sur les	ARTICLES OF AMALGAMATION	STATUS DE FUSION
Canada Corporations Act	sociétés par actions	(SECTION 185)	(ARTICLE 185)

1 - Name of amalgamated corporation	Dénomination de la société issue de la fusion

RUSSEL METALS INC.

2 - The place in Canada where the registered office is to be situated	Lieu au Canada où doit être situé le siege social

Province of Ontario

3 - The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule A is incorporated in this form.

4 - Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s'il y a lieu

There are no restrictions on the transfer of shares of the Corporation.

5 - Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d'administrateurs

The board of directors of the Corporation shall consist of a minimum of seven and a maximum of 12 directors.

6 - Restrictions, if any, on business the corporation may carry on	Limites imposées à l'activité commerciale de la société, s'il y a lieu

There are no restrictions on the business the Corporation may carry on.

7 - Other provisions, if any	Autres dispositions, s'il y a lieu

The annexed Schedule B is incorporated in this form.

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:	La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après.

[ ] 183	[X ] 184(1)	[ ] 184(2)

9 - Name of the amalgamating corporations Dénomination des sociétés fusionnantes	Corporation No. Node la société	Signature	Date D-J/M/Y-A	Title Titre

Russel Metals Inc.	0114138	/s/ M. E. Britton	12/12/01	Vice President

A.J. Forsyth and Company Limited	3977684	/s/ M. E. Britton	12/12/01	Vice President

3976599 Canada Inc.	3976599	/s/ E. G. Hillis	12/12/01	Secretary

3977692 Canada Inc.	3977692	/s/ E. G. Hillis	12/12/01	Secretary

3977773 Canada Inc.	3977773	/s/ M. E. Britton	12/12/01	Vice President

FOR DEPARTMENTAL USE - Á L'USAGE DU MINISTÉRE SEULEMENT Corporation number - Numéro de la société 398985-2	Filed Déposée January 8, 2002